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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

         NOTIFICATION OF LATE FILING                  SEC File Number:
                                                         1-496-01


                                                      CUSIP Number:
                                                      427 097 209


(Check one:)
[ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

         For Period Ended:   March 31, 1999
                             --------------

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the transition period ended:   Not applicable
                                            --------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
                                                         --------------

PART I--REGISTRANT INFORMATION

                                Hercules Trust I
                             -----------------------
                             Full Name of Registrant


                                 Not applicable
                            -------------------------
                            Former Name if Applicable


                                 Hercules Plaza
                            1313 North Market Street
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)


                            Wilmington, DE 19894-0001
                            -------------------------
                            City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form
20-F, Form 11-K, Form 10-Q or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed).

         Hercules Trust I (the "Trust") is a wholly owned subsidiary of Hercules Incorporated (the "Company"), a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On March 17, 1999, the Trust issued and sold 14,500,000 of its 9.42% Trust Originated Preferred Securities (the "Preferred Securities") to the public. In connection with the issuance and sale of the Preferred Securities by the Trust, the Company entered into a Preferred Securities Guarantee and other agreements, pursuant to which the Company fully and unconditionally guaranteed the payment of distributions on and liquidation and redemption payments relating to the Preferred Securities.

         On April 12, 1999, the Trust and the Company submitted an inquiry letter to the Office of Chief Counsel, Division of Corporation Finance, requesting (i) an order from the Securities and Exchange Commission (the "Commission") pursuant to Section 12(h) of the Exchange Act, exempting the Trust from the periodic reporting requirements of Sections 13 and 15(d) of the Exchange Act or (ii) confirmation from the Staff of the Commission's Division of Corporation Finance that it will not recommend any enforcement action to the Commission if the Trust does not comply with the periodic reporting requirements of Sections 13 and 15(d) of the Exchange Act, despite the Trust's registration of its Preferred Securities under the Securities Act of 1933, as amended (the "Securities Act"), and under Section 12(b) of the Exchange Act. Such requests have been granted to numerous registrants in positions similar to that of the Trust.

         Topic 1-G of Staff Accounting Bulletin No. 53 ("SAB 53") provides that when (i) the issuer of guaranteed securities is wholly owned by the guarantor,
(ii) the issuer essentially has no independent operations, (iii) the guarantee is full and unconditional and (iv) the parent guarantor is a reporting company under the Exchange Act, the issuer subsidiary will be "conditionally exempted pursuant to Section 12(h) of the Exchange Act from reporting obligations under such Act." See SAB 53, n.2. Furthermore, the Commission recently proposed, in Release Nos. 33-7649 and 34-41118, to codify in large part the foregoing position through an amendment to Rule 3-10 of Regulation S-X and the adoption of proposed Rule 12h-5 under the Exchange Act.

         The Trust and the Company believe that they meet the requirements of SAB 53 and of the rules proposed in Release Nos. 33-7649 and 34-41118 and that the Trust will be exempted under Section 12(h) of the Exchange Act from the reporting requirements of Sections 13 and 15(d) of the Exchange Act. For this reason, the expense of preparing a potentially unnecessary Form 10-Q would be unreasonable.


PART IV--OTHER INFORMATION

         (l) Name and telephone number of person to contact in regard to this notification

             Justin P. Klein                 215           864-8606
             ---------------              ----------- ------------------
                  (Name)                  (Area code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          [X]  Yes          [ ]  No



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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [ ]  Yes          [X]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Hercules Trust I
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 18, 1999                   By: /s/ Israel J. Floyd
      ------------                       ---------------------------------------
                                         Israel J. Floyd, Administrative Trustee

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



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